Consolidated Balance Sheets

As at	June 30, 2006	December 31, 2005
($ thousands)	(unaudited)
Assets
Current assets
Accounts receivable	$38,290	$ 57,837
Financial instruments (notes 2 and 11)	15,571	–
	53,861	57,837
Property, plant and equipment (notes 4 and 5)	804,130	728,173
Goodwill	29,129	29,129
Other assets (note 3)	9,123	5,269
Financial instruments (notes 2 and 11)	368	–
	$896,611	$ 820,408
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$28,007	$ 36,910
Distributions payable	20,126	19,796
Bank and other debt (note 6)	221,366	168,106
	269,499	224,812
Gas over bitumen royalty adjustments (note 13)	39,058	41,789
Asset retirement obligations (note 10)	99,892	94,276
Convertible debentures (note 7)	157,572	64,888
Unitholders’ equity
Unitholders’ capital (note 8)	791,650	769,210
Equity component of convertible debentures (note 7)	4,527	490
Contributed surplus (note 9)	3,975	4,052
Deficit	(469,562)	(379,109)
	330,590	394,643
	$896,611	$ 820,408

See accompanying notes
Basis of presentation: note 1
Commitments: notes 11 and 12
Contingencies: note 13

John W. Peltier	Donald J. Nelson
Director	Director

Interim Consolidated Statements of Earnings and Deficit

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
($ thousands except per Unit amounts, unaudited)
Revenue
Natural gas	$97,856	$100,328	$210,495	$176,275
Royalties	(16,157)	(17,861)	(38,031)	(32,500)
Realized gain/(loss) on financial instruments
(notes 2 and 11)	3,724	(94)	1,460	305
Unrealized gain on financial instruments (notes 2 and 11)	8,730	-	15,939	-
Gas over bitumen revenue (note 13)	13,677	-	13,677	-
	107,830	82,373	203,540	144,080
Expenses
Operating	19,424	14,639	42,171	31,243
Transportation costs	3,023	3,312	6,402	6,290
Exploration expenses	1,056	10,136	10,242	11,182
General and administrative (note 9)	5,972	4,302	9,313	7,248
Interest	2,835	2,138	5,482	3,776
Interest on convertible debentures	3,037	2,011	4,201	2,678
Depletion, depreciation and accretion	50,621	34,372	95,915	69,366
	85,968	70,910	173,726	131,783
Earnings before income taxes	21,862	11,463	29,814	12,297
Future income tax reduction	-	-	-	1,519
Capital taxes	(46)	(30)	(29)	(184)
	(46)	(30)	(29)	1,335
Net earnings	21,816	11,433	29,785	13,632
Deficit, beginning of period	(431,094)	(261,179)	(379,109)	(219,776)
Distributions paid or payable	(60,284)	(48,302)	(120,238)	(91,904)
Deficit, end of period	$(469,562)	$(298,048)	$(469,562)	$(298,048)
Earnings per Trust Unit (note 8(c))
Basic	$0.26	$0.16	$0.36	$0.20
Diluted	$0.26	$0.15	$0.35	$0.19
Distributions per Trust Unit	$0.72	$0.66	$1.44	$1.32

See accompanying notes

Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings	$21,816	$11,433	$ 29,785	$13,632
Items not involving cash
Depletion, depreciation and accretion	50,621	34,372	95,915	69,366
Trust Unit-based compensation	716	512	1,052	880
Future income tax reduction	-	-	-	(1,519)
Unrealized gain on financial instruments	(8,730)	-	(15,939)	-
Amortization of other assets	553	219	709	219
Gas over bitumen royalty adjustments	4,715	10,347	10,946	15,106
Gas over bitumen revenue	(13,677)	-	(13,677)	-
Expenditures on asset retirement obligations	(1,915)	-	(2,453)	-
Change in non-cash working capital	(7,485)	(10,938)	10,356	(10,779)
Cash flow provided by operating activities	46,614	45,945	116,694	86,905
Financing activities
Issue of Trust Units	1,915	154,253	8,860	156,787
Distributions to Unitholders	(56,196)	(37,630)	(111,784)	(78,547)
Issue of convertible debentures	95,631	96,000	95,631	96,000
Change in bank and other debt	(60,914)	16,567	53,260	58,935
Change in non-cash working capital	500	2,764	1,316	3,157
	(19,064)	231,954	47,283	236,332
	$27,550	$ 277,899	$ 163,977	$ 323,237
Investing activities
Acquisition of investments	-	-	-	(1,243)
Acquisition of properties and corporate assets	(1,283)	(257,960)	(92,275)	(284,908)
Exploration and development expenditures	(9,875)	5,224	(81,841)	(35,004)
Proceeds on sale of property and equipment	12,737	1,036	14,207	1,036
Change in non-cash working capital	(29,129)	(26,199)	(4,068)	(3,118)
	$(27,550)	$ (277,899)	$ (163,977)	$ (323,237)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$-	$-	$ -	$-
Interest paid	$4,791	$3,164	$ 7,885	$6,935
Taxes paid	-	$71	$ 125	$105

See accompanying notes

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1. Basis of presentation and accounting policies

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2005, except as described in note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 26 through 27 of the Trust’s 2005 annual report and should be read in conjunction with these interim financial statements.

2. Change in accounting policy

Effective January 1, 2006 PET prospectively applied mark-to-market accounting for all financial forward natural gas contracts. The Trust previously accounted for financial forward natural gas contracts using hedge accounting. Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and are amortized into earnings over the contractual life of the associated instrument. Changes in fair value of these financial instruments from January 1, 2006 to June 30, 2006, as well as fair values of other financial forward natural gas contracts as at June 30, 2006 are recorded to earnings.

The impact on the Trust’s consolidated financial statements at January

1, 2006 resulted in the recognition of financial instrument liabilities with a fair value of $20.5 million and a deferred loss of $20.5 million which will be recognized into net earnings over the life of the related contracts. At June 30, 2006 $15.9 million of the initial deferred loss has been amortized into net earnings (see note 11).

3. Other assets

	June 30, 2006	December 31, 2005
Convertible debenture
issue costs	$6,123	$2,269
Investment	3,000	3,000
	$9,123	$5,269

Convertible debenture issue costs are amortized to earnings over the life of the related debentures and any unamortized amounts are reclassified to Unitholders’ capital as and when debentures are converted to Trust Units. For the three and six month periods ended June 30, 2006, amortization of $0.2 and $0.5 million respectively (2005 – nil and $0.2 million) has been recognized in these consolidated financial statements. During the three months ended June 30, 2006 the Trust assumed $4.4 million in convertible debenture issue costs associated with the issuance of the 2006 6.25% Convertible Debentures (see note 7).

The investment of $3.0 million is related to PET’s 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company. PET exchanged certain oil and gas assets for 4.0 million shares in Sebring in January 2005. This investment is accounted for on a cost basis.

4. Property, plant and equipment

	June 30, 2006	December 31, 2005
Petroleum and natural gas
properties	$ 1,437,920	$ 1,274,639
Asset retirement costs	92,615	87,990
Corporate assets	16,542	16,020
	1,547,077	1,378,649
Accumulated depletion and
depreciation	(742,947)	(650,476)
	$ 804,130	$ 728,173

Property, plant and equipment costs at June 30, 2006 included $91.9 million (June 30, 2005 - $88.4 million) currently not subject to depletion.

5. Corporate acquisition

On February 16, 2006 PET acquired a private Alberta company (“AcquireCo”) for consideration of $91.3 million in cash funded through the Trust’s existing credit facility. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Trust has not yet completed its final evaluation of the assets acquired and the liabilities assumed. Therefore, the purchase price and the allocation of such to the acquired assets and liabilities is subject to change.

Property, plant and equipment	$93,633
Land	2,800
Working capital deficiency	(4,465)
Cash	551
Asset retirement obligation	(1,213)
Cash consideration paid	$91,306

6. Bank and other debt

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (“Credit Facility”). The Credit Facility currently has a borrowing base of $310 million, consisting of a demand loan of $300 million and a working capital facility of $10 million. In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $3.87 million. Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate. The effective interest rate on outstanding amounts at June 30, 2006 was 5.19% .

7. Convertible debentures

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature. As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings. The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit. The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the six month period ended June 30, 2006, $2.6 million of 2005 6.25% Convertible Debentures were converted resulting in the issuance of 136,170 Trust Units.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit. During the six month period ended June 30, 2006, $0.9 million of 8% Convertible Debentures were converted, resulting in the issuance of 62,385 Trust Units.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units. The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for 10 trading days prior to the date of redemption. The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At June 30, 2006, the Trust had $6.5 million in 8% Convertible Debentures outstanding with a fair market value of $8.6 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $56.5 million, and $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $100.8 million.

		8% Series	2005 6.25% Series		2006 6.25% Series
	Number of		Number of		Number of
	debentures	Amount	debentures	Amount	debentures	Amount	Total Amount
Balance, December 31, 2004	38,419	$ 38,419	-	$-	-	$-	$ 38,419
April 26, 2005 issuance	-	-	100,000	100,000	-	-	100,000
Portion allocated to equity	-	-	-	(846)	-	-	(846)
Accretion of non-cash interest
expense	-	-	-	118	-	-	118
Converted into Trust Units	(31,065)	(31,065)	(42,094)	(41,738)	-	-	(72,803)
Balance, December 31, 2005	7,354	7,354	57,906	57,534	-	-	64,888
April 6, 2006 issuance	-	-	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	-	-	(4,059)	(4,059)
Accretion of non-cash interest
expense	-	-	-	58	-	183	241
Converted into Trust Units	(886)	(886)	(2,635)	(2,612)	-	-	(3,498)
Balance, June 30, 2006	6,468	$ 6,468	55,271	$54,980	100,000	$ 96,124	$ 157,572

A reconciliation of the equity component of convertible debentures is provided below:
Balance, as at December 31, 2005	$490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at June 30, 2006	$4,527

8. Unitholders’ capital a) Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date. b) Issued and outstanding The following is a summary of changes in Unitholders’ capital:

Trust Units	Number Of Units	Amount
Balance, December 31, 2004	65,326,971	$495,862
Units issued pursuant to Unit offering	9,500,000	160,075
Units issued pursuant to Unit Incentive Plan	438,250	4,013
Units issued pursuant to Distribution Reinvestment Plan	2,853,601	49,471
Units issued pursuant to conversion of debentures	4,363,022	73,158
Issue costs on convertible debentures converted to Trust Units	-	(2,685)
Trust Unit issue costs	-	(10,684)
Balance, December 31, 2005	82,481,844	769,210
Units issued pursuant to Unit Incentive Plan	254,750	1,794
Units issued pursuant to Bonus Rights Plan	3,572	68
Units issued pursuant to Distribution Reinvestment Plan	918,230	17,174
Units issued pursuant to conversion of debentures	198,555	3,521
Issue costs on convertible debentures converted to Trust Units	-	(117)
Balance, June 30, 2006	83,856,951	$791,650

c) Per Unit information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding during the three months and six months ended June 30, 2006 of 83,662,645 and 83,386,928 (2005 - 73,558,001 and 69,716,530 respectively). PET uses the treasury stock method where only dilutive instruments where market price exceeds exercise price impact the diluted calculations. In computing diluted earnings per Trust Unit for the three and six month periods ended June 30, 2006, 608,849 and 716,182 net Trust Units respectively were added to the weighted average number of Trust Units outstanding (2005 –553,036 and 545,657 net Trust Units) for the dilutive effect of Incentive Rights. In computing diluted earnings per Trust Unit for the three and six month periods ended June 30, 2006 367,500 and 235,000 Incentive Rights respectively were excluded as the exercise prices exceeded the average market price for the three and six month periods ended June 30, 2006 (2005 – 239,500 and 239,500 respectively).

d) Redemption right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount. The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the “closing market price” of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month. Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET (“Notes”) to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly. The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness. Subject to prepayment, the Notes will be due and payable five years after issuance.

9. Incentive plans

a) Unit incentive plan

PET has adopted a unit incentive plan (“Unit Incentive Plan”) which permits the Administrator’s Board of Directors to grant non transferable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’ employees, officers, directors and other direct and indirect service providers. The calculated fair values of the Incentive Rights are amortized to net earnings over the vesting period of the Incentive Rights. The Trust recorded Trust Unit-based compensation of $0.5 and $0.9 million respectively for the three and six month periods ended June 30, 2006 ($0.6 and $1.0 million respectively for the three and six month periods ended June 30, 2005). The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Trust Units.

At June 30, 2006 a combined total of ten percent of total Trust Units outstanding had been reserved under the Unit Incentive Plan and the Bonus Rights Plan (see note 9 (b)). As at June 30, 2006 143,406 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (12,500 as of June 30, 2005).

PET used the binomial lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003. The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

		Year of grant
	2006	2005
Distribution yield (%)	3.1 – 3.8	1.7 – 3.7
Expected volatility (%)	21.5 – 22.5	21.0
Risk-free interest rate (%)	3.85 – 4.28	3.12 – 3.89
Expected life of Incentive Rights
(years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights
(years)	4.0	4.0
Contractual life of Incentive Rights
(years)	5.0	5.0
Weighted average fair value per
Incentive Right on the grant date	$ 3.16	$ 2.91

	Average
Incentive Rights	exercise price	Incentive Rights
Balance, December 31, 2004	$6.13	1,612,750
Granted	17.33	722,125
Exercised	3.50	(438,250)
Cancelled	12.37	(248,500)
Balance, December 31, 2005	$10.79	1,648,125
Granted	18.72	562,250
Exercised	0.55	(254,750)
Cancelled	12.23	(68,125)
Balance, June 30, 2006	$14.48	1,887,500

The following summarizes information about Incentive Rights outstanding at June 30, 2006 assuming the reduced exercise price described above:
	Number	Weighted average	Weighted average		Weighted average
Range of	outstanding at	contractual life	exercise price/	Number exercisable	exercise price/
exercise prices	June 30, 2006	(years)	Incentive Right	at March 31, 2006	Incentive Right
$0.001	232,000	1.6	$ 0.001	-	-
$6.60 - $6.72	135,000	2.4	6.66	37,500	$ 6.65
$7.41 - $12.37	329,000	3.3	8.17	2,500	8.34
$13.43 - $17.50	454,250	3.8	15.12	8,250	15.03
$17.89 - $21.76	737,250	4.5	19.08	-	-
Total	1,887,500	3.6	$ 14.48	48,250	$ 12.03

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2004	$4,536
Trust Unit-based compensation expense	1,993
Transfer to Unitholders’ capital on exercise of
Incentive Rights	(2,477)
Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	1,052
Transfer to Unitholders’ capital on exercise of
Incentive Rights	(1,721)
Balance, as at June 30, 2006	$3,975

b) Bonus rights plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”). Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted. The Bonus Rights vest over two years. At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void. Upon vesting, the plan participant is entitled to receive the vested Units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and six month periods ended June 30, 2006 $0.2 million in compensation expense was recorded in respect of the Bonus Rights granted (three and six month periods ended June 30, 2005-nil). During the three month period ended June 30, 2006 a total of 30,666 Bonus Rights were granted, 24,683 were vested, and 3,572 were exercised.

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2004	-
Granted	25,478
Cancelled	(1,226)
Additional Grants for Accrued Distributions	2,457
Balance, December 31, 2005	26,709
Granted	30,666
Exercised	(3,572)
Additional Grants for Accrued Distributions	3,010
Balance, June 30, 2006	56,813

10. Asset retirement obligations

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods. PET has estimated the net present value of its total asset retirement obligations to be $99.9 million as at June 30, 2006 based on an undiscounted total future liability of $200.3 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015. PET used a credit adjusted risk free rate of 7.1% to calculate the present value of the asset retirement obligation. The following table reconciles the Trust’s asset retirement obligations:

	June 30, 2006	December 31, 2005
Obligation, beginning of
period	$94,276	$ 34,116
Obligations incurred	3,412	8,232
Obligations acquired	1,213	13,267
Revisions to estimates	-	35,704
Expenditures for obligations
during the period	(2,453)	(660)
Accretion expense	3,444	3,617
	$99,892	$ 94,276

11. Financial instruments

As disclosed in note 2, on January 1, 2006 the fair value of all outstanding forward financial natural gas contracts was recorded as a liability on the consolidated balance sheet with a corresponding net deferred loss. The net deferred loss is recognized in net earnings over the life of the related contracts. Subsequent changes in fair value after January 1, 2006 on these financial instruments are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

June 30, 2006
Financial instrument asset – current (1)	$ 15,571
Financial instrument asset – long term (2)	368
Net financial instrument asset	$ 15,939

(1) Financial instruments which will settle prior to July 1, 2007. (2) Financial instruments which will settle after June 30, 2007.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2006 to June 30, 2006:

	Net deferred	Mark-to-	Total
	amounts on	market gain	unrealized
	transition	(loss)	gain (loss)
Fair value of contracts,
January 1, 2006	$ 20,453	$(20,453)	$-
Change in fair value
of contracts recorded
on transition, still
outstanding at June 30,
2006	-	26,589	26,589
Amortization of the fair
value of contracts as at
June 30, 2006	(15,881)	-	(15,881)
Fair value of contracts
entered into during the
period	-	5,231	5,231
Remaining deferred
amount on transition,
June 30, 2006	$ 4,572	-	-
Financial instrument
asset, June 30, 2006	-	$ 11,367	-
Gain/(loss) on financial
instruments	-	-	$ 15,939

Realized gains on financial instruments, including natural gas commodity hedges and foreign exchange price hedges, recognized in net earnings for three and six month periods ended June 30, 2006 were $3.7 and $1.5 million respectively (loss of $0.1 million for the three month period ended June 30, 2005 and a gain of $0.3 million for the six month period ended June 30, 2005).

Natural Gas commodity price hedges

At June 30, 2006 the Trust has entered into financial forward sales arrangements as follows:

			Price ($/GJ)
	Volumes at
Type of contract	AECO (GJ/d)	Fixed	Floor	Ceiling	Term
AECO fixed price	40,000	$ 7.05	-	-	July – October 2006
AECO fixed price	37,500	$ 9.12	-	-	November 2006 – March 2007
AECO collar	5,000	-	$ 9.00	$ 10.00	November 2006 – March 2007
AECO collar	5,000	-	$ 9.50	$ 11.00	November 2006 – March 2007
AECO fixed price	37,500	$ 8.00	-	-	April 2007 – October 2007
AECO fixed price	27,500	$ 9.56	-	-	November 2007 – March 2008

At January 1, 2006 the Trust recorded a deferred loss on financial instruments of $20.5 million related to existing forward commodity price contracts. The fair value of these contracts at June 30, 2006 was a gain of $6.1 million. The change in fair value, a $26.6 million gain, and $15.9 million amortization of the deferred loss have been recorded in the consolidated statements of earnings. At June 30, 2006 an $8.0 million gain was recorded in the consolidated statement of earnings related to the fair value of financial forward sales contracts entered into after January 1, 2006. No deferred gains or losses were recorded related to these financial forward sales contracts.

Foreign exchange price hedges

PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at June 30, 2006 are as follows:

Type of Contract	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	$9,000,000	1.1349	July – October 2006
Financial	$13,000,000	1.1255	November 2006 – March 2007
Financial	$7,000,000	1.1242	April – October 2007
Financial	$11,000,000	1.1195	November 2007 – March 2008

At June 30, 2006 a $2.8 million loss was recorded in the consolidated statement of earnings related to the fair value of financial foreign exchange contracts. No deferred gains or losses were recorded related to these financial contracts.

12. Commitments

At June 30, 2006, the Trust had entered into physical gas sales arrangements as follows:

	Volumes at		Price ($/GJ)
Type of contract	AECO (GJ/d)	Fixed	Floor	Ceiling	Term
AECO fixed price	29,500	$ 7.40	-	$ 12.50	July – October 2006
AECO collar	5,000	-	$9.00	-	July – October 2006
AECO fixed price	32,500	$ 9.05	-		November 2006 – March 2007
AECO collar	5,000	-	$8.50	$ 11.00	November 2006 – March 2007
AECO collar	5,000	-	$9.00	$ 10.00	November 2006 – March 2007
AECO collar	5,000	-	$9.00	$ 11.00	November 2006 – March 2007
AECO fixed price	40,000	$ 8.01	-	-	April 2007 – October 2007
AECO fixed price	37,500	$ 9.69	-	-	November 2007 – March 2008

During the six months ended June 30, 2006, the Trust entered into certain physical contracts to purchase natural gas from a third party at fixed prices or price collars that were equivalent to or below the prices on existing physical contracts to sell natural gas to the same third party in order to effectively close out certain of its physical forward sales contracts at a premium. As a result of entering into these purchase contracts the Trust will collect a total of $4.0 million over the terms of the contracts. This amount has not been recorded in earnings for the current period, but will contribute to future revenues as the offsetting contracts settle over their respective terms. These contracts are as follows:

				Price ($/GJ)
	Volumes at	PET contract				Premium
Type of Contract	AECO (GJ/d)	obligation	Fixed	Floor	Ceiling	receivable	Term
AECO collar	5,000	Sell		$9.00	$ 12.50		July – October 2006
AECO collar	5,000	Buy		$9.00	$ 12.50	$947,000	July – October 2006
AECO collar	5,000	Sell		$8.00	$ 9.00		July – October 2006
AECO collar	5,000	Buy		$8.00	$ 9.00	$467,000	July – October 2006
AECO fixed price	13,000	Sell	$ 5.94				July – October 2006
AECO fixed price	13,000	Buy	$ 5.86			$125,000	July – October 2006
AECO fixed price	12,500	Sell	$ 6.14				July – October 2006
AECO fixed price	12,500	Buy	$ 5.93			$326,000	July – October 2006
AECO fixed price	20,000	Sell	$ 7.40				July – October 2006
AECO fixed price	20,000	Buy	$ 6.78			$1,525,000	July – October 2006
AECO fixed price	15,000	Sell	$ 8.87				November 2006 – March 2007
AECO fixed price	15,000	Buy	$ 8.59			$634,000	November 2006 – March 2007
Total						$4,024,000

13. Gas over bitumen royalty adjustments

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions. Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent. The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At June 30, 2006 PET had recorded $39.1 million ($41.8 million at December 31, 2005) for cumulative gas over bitumen royalty adjustments received to that date.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area to a third party. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the wells sold, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown. The Trust reclassifed $13.7 million from the gas over bitumen liability on the balance sheet into revenues, representing all royalty adjustments received to date in respect of the disposed wells. In future periods, royalty adjustments received in respect of these wells will be recorded directly to revenue.

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